Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated: August 08, 2007
Swisscom AG
(Translation of registrant’s name into English)
Alte Tiefenaustrasse 6
3050 Bern, Switzerland
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Release
Swisscom initiates delisting from the New York Stock Exchange
Today, Swisscom AG (virt-x: SCMN, NYSE: SCM) provided written notice to the New York Stock Exchange (NYSE) of its intent to delist its ordinary shares and American Depositary Shares (ADSs), which are traded as American Depositary Receipts (ADRs), from the NYSE (see also Swisscom press release of 6 July 2007). Swisscom AG intends also to file a Form 15F with the SEC to deregister and terminate its reporting obligations under the Exchange Act. The delisting is planned to be effective from 31 August 2007.
Swisscom AG’s board decided to delist from the NYSE and deregister under the Exchange Act in accordance with the new SEC rules with a view to reducing both the costs and the complexity of complying with two sets of regulations that are substantively quite similar. Trading volume for Swisscom securities is low in the US compared with the virt-x in London.
The current ADR programme will be converted from a Level 3 programme to a Level 1 programme with over-the-counter (OTC) trading. Accordingly, the Company has not arranged for the listing of its ADSs or ordinary shares on another national securities exchange or for the quotation of its ADSs or ordinary shares in a quotation medium in the United States. The Company’s ordinary shares will continue to be listed at SWX Swiss Exchange in Zurich and therefore to trade on the virt-x in London. Current holders of ADRs will be able to retain their shares or exchange them for ordinary Swisscom AG shares in CHF. ADR holders will receive applicable notices from the Bank of New York.
The Company will continue to publish its Annual Report, financials and other documents and communications in accordance with Exchange Act Rule 12g3-2(b) on its Investor Relations website at www.swisscom.com/ir.
The timetable for delisting and deregistration is available on the Internet at
http://www.swisscom.com/delisting-nyse.
Berne, 8 August 2007

Swisscom AG
Group Media Relations	Phone	+41 31 342 91 93	www.swisscom.com
CH-3050 Bern	Fax	+41 31 342 07 30	media@swisscom.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swisscom AG
Dated: August 08, 2007	by: /s/ Rolf Zaugg
	Name:	Rolf Zaugg
	Title:	Senior Counsel Head of Capital Market & Corporate Law